金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2007 SEP 17 P 1:25
OFFICE OF ... CORPORATE ...

GOLD PEAK

31 August 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4 [redacted]
Judiciary Plaza
450 Fifth Street, N.W
Washington, D.C. 20
U.S.A.

07026474

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Reduction of interest in an associated company of GP Industries Limited	3 August 2007
Announcement – Announcement of 2007/2008 first quarter results of GP Industries Limited	7 August 2007
Overseas Regulatory Announcement – Notice of a director's interest of GP Industries Limited	8 August 2007
Overseas Regulatory Announcement – Notice of a director's interest of GP Industries Limited	8 August 2007

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

dlw 9/17

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject:	Reduction of interest in an associated company
Date of announcement:	3 August 2007

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

REDUCTION OF INTEREST IN AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") wish to announce that the Company has reduced its interest in Changchun Furukawa GP Automobile Harness Co., Ltd. ("CCFGP") from 49% to 20%.

CCFGP is incorporated in Jilin Province, China and is principally engaged in the manufacture of automotive wire harness for the domestic market in China. The Company sold the 29% interest in CCFGP to the Furukawa Group of Japan, the joint venture partner in CCFGP, for a cash consideration of approximately Rmb4.96 million (approximately S$986,000). The afore-mentioned consideration was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value of CCFGP. Share of net asset value disposed amounted to approximately S$771,000.

The Furukawa Group is the Company's strategic partner in its automotive wire harness business. In 2006, at the request of the Furukawa Group, the Company had also reduced its effective interest in other joint ventures with the Furukawa Group to 20%.

The transaction is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2008.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

By order of the Board

Tan San-Ju
Company Secretary
3 August 2007

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

Announcement of 2007/2008 First Quarter Results of GP Industries Limited

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the quarter ended June 30, 2007. GP Industries' turnover decreased by 36% to S$60 million and its net profits increased by 333% to S$16.2 million for the quarter ended June 30, 2007.

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the quarter ended June 30, 2007. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES LIMITED
UNAUDITED CONSOLIDATED RESULTS
FOR THE QUARTER ENDED JUNE 30, 2007

	2007/2008		2006/2007	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	59,948	308,714	94,249	454,262
Cost of sales	(44,340)	(228,338)	(74,241)	(357,827)
Gross profit	15,608	80,376	20,008	96,435
Other operating income	5,090	26,212	6,171	29,743
Distribution costs	(7,984)	(41,115)	(9,037)	(43,557)
Administrative expenses	(11,181)	(57,579)	(13,582)	(65,463)
Exchange gain (loss)	2,040	10,505	(318)	(1,533)
Other operating expenses	(167)	(860)	(336)	(1,619)
Profit from operations	3,406	17,539	2,906	14,006
Finance costs	(3,300)	(16,994)	(3,731)	(17,982)
Share of results of associates	8,629	44,437	6,753	32,548
Exceptional items	9,530	49,077	-	-
Profit before taxation	18,265	94,059	5,928	28,572
Taxation	(2,179)	(11,221)	(2,030)	(9,784)
Profit after taxation	16,086	82,838	3,898	18,788
Attributable to:				
Equity holders of GP Industries	16,228	83,569	3,744	18,045
Minority interests	(142)	(731)	154	743
	16,086	82,838	3,898	18,788
	S cents	HK cents	S cents	HK cents
Earnings per share	2.82	14.52	0.81	3.90

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries Group's sales decreased by 36% to S$60 million during the quarter ended June 30, 2007. The decrease was mainly due to the reduction in sales contribution from the wire harness business after the disposal of the export wire harness subsidiary last financial year. During the quarter, GP Industries and its subsidiaries reported a net exceptional gain of S$9.5 million, comprised mainly of the gain from disposal of investment in TCL Corporation ("TCL"), and after provision for impairment loss on intangible assets and provision for costs and expenses on liquidation of a subsidiary. Profit attributable to equity holders of GP Industries increased from S$3.7 million to S$16.2 million.

Basic earnings per share ("EPS")

Based on a weighted average number of 576,447,925 shares in issue (2006: 459,598,564 shares), basic EPS for the quarter under review increased from 0.81 Singapore cents to 2.82 Singapore cents.

BUSINESS REVIEW

Electronics Division:

Sales of the electronics and components business remained flat in Singapore dollar terms. However, sales increased by 7% in US dollar terms with sales of professional audio products increased by 10% over the same period last year. Profitability of this business segment continued to be affected by a strong Chinese Renminbi and higher costs in China. Contribution from the components manufacturing associates improved. As a result, overall operating profit before interest, taxation ("PBIT") excluding exceptional items of this business segment decreased by 7%.

Contribution from the 45%-owned cable associate Linkz Industries Limited ("Linkz") decreased due to the disposal of its electronic cable business unit during the quarter ended March 31, 2007. The remaining LAN and interconnect products business units of Linkz continued to report satisfactory revenue growth. Contributions from wire harness business, which mainly comprises the now 20%-owned wire harness associate, Furukawa GP Auto Parts (HK) Limited, decreased due to lower effective interest in the business. As a result, overall PBIT excluding exceptional items from the wire harness and cable business decreased by 66%.

Sales from the acoustics business remained steady. Sales to Europe and the US softened slightly during the slow season and sales to the Asian market increased significantly. Sales of the now 20%-owned Meiloon Industrial Co., Ltd. grew rapidly from the introduction of new video projector products and started contributing to GP Industries Group's earnings in the current financial year. Losses from the acoustics business increased slightly mainly due to increased distribution costs in the branded acoustics business.

The light fittings business reported higher revenue. Lower expenses as a result of privatization of CIH Limited and exchange gain attributable mainly to a stronger Australian dollar and Chinese Renminbi improved PBIT excluding exceptional items.

GP Batteries (49.2% owned by GP Industries as at June 30, 2007):

GP Batteries' turnover for the quarter ended June 30, 2007 was S$230 million, an increase of 23% over the corresponding quarter last year. The profit after tax attributable to equity holders of GP Batteries for the quarter was S$3.4 million, against a profit of S$2.2 million for the corresponding quarter last year.

Sales of Nickel Metal Hydride rechargeable batteries grew by 40% after a long stagnant period, as GP Batteries captured more market share, while sales of other product lines recorded steady growth.

GP Batteries' business continued to be affected by volatile raw material prices. Its commodity hedging strategy has enabled it to continue to conduct its business and to expand its market share in very difficult market conditions when raw material prices had been fluctuating. The increase in gross profit margin is attributable to a realized gain of S$13.9 million on commodity contracts matured during the quarter ended June 30, 2007. All outstanding commodity contracts as at June 30, 2007 were measured at fair values and resulted in an unrealized loss of S$26.4 million. Under the prevailing financial reporting standard, this estimated loss, although unrealized in nature, was required to be reflected in the profit and loss account.

GP Batteries' disposal of its entire investment in TCL during the quarter resulted in an exceptional gain of S$16.7 million.

PROSPECTS

Volatile material prices will continue to affect some of GP Industries Group's businesses. Appreciation of the Chinese Renminbi will put pressure on GP Industries' operating costs in China. As a substantial portion of GP Industries Group's revenue is denominated in US dollars, a weaker US dollar will affect revenue and profit .

The general business outlook for GP Batteries is improving with robust increase in sales. Profit outlook remains challenging, affected by the volatile raw material prices and the strengthening Chinese Renminbi. GP Batteries will continue to capitalize on market consolidation to gain market share and will continue to promote its "GP" brand especially in high growth emerging markets.

GP Industries Group will continue to invest into new product development, intensify cost improvement activities and strengthen its sales and distribution capabilities. This strategy has enhanced GP Industries Group's businesses.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor Lo Chung Wing (Chairman & Chief Executive), Andrew Ng Sung On (Vice Chairman), Kevin Lo Chung Ping, Paul Lo Chung Wai, Leung Pak Chuen, Richard Ku Yuk Hing, Andrew Chuang Siu Leung and Chau Kwok Wai as Executive Directors, Messrs. Raymond Wong Wai Kan and Vincent Cheung Ting Kau as Non-Executive Directors, and Messrs. Lui Ming Wah, Frank Chan Chi Chung and Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, August 7, 2007

www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject:	Notice of a director's interest of GP Industries Limited
Date of announcement:	8 August 2007

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2007 17:22:06
Announcement No.	00076

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	08-08-2007
2.	Name of Director *	Lim Ah Doo

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	08-08-2007
2.	Name of Registered Holder	Lim Ah Doo
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	210,000
As a percentage of issued share capital	0.036 %
No. of Shares which are subject of this notice	90,000
As a percentage of issued share capital	0.016 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.55
No. of Shares held after the change	300,000
As a percentage of issued share capital	0.052 %

>> PART III

1.	Date of change of [Select Option]	

2. The change in the percentage level | From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	210,000	0
As a percentage of issued share capital	0.036 %	0 %
No. of shares held after the change	300,000	0
As a percentage of issued share capital	0.052 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject:	Notice of a director's interest of GP Industries Limited
Date of announcement:	8 August 2007

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2007 17:23:52
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	08-08-2007
2.	Name of Director *	Lim Hock Beng

3. Please tick one or more appropriate box(es): *

• Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	08-08-2007
2.	Name of Registered Holder	Lim Hock Beng
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	150,000
As a percentage of issued share capital	0.026 %
No. of Shares which are subject of this notice	64,000
As a percentage of issued share capital	0.011 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.55
No. of Shares held after the change	214,000
As a percentage of issued share capital	0.037 %

>> PART III

1.	Date of change of [Select Option]	

2. The change in the percentage level | From % To %

3. Circumstance(s) giving rise to the interest or change in interest | [Select Option]

Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	150,000	0
As a percentage of issued share capital	0.026 %	0 %
No. of shares held after the change	214,000	0
As a percentage of issued share capital	0.037 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

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